Mail Stop 6010
      June 16, 2005

Mr. Dane D. Anderson
Chief Financial Officer
Mocon, Inc.
7500 Boone Avenue North
Minneapolis, Minnesota 55428


      Re:	Mocon, Inc.
      Form 10-K for the year ended December 31, 2004
		File No. 000-09273

Dear Mr. Anderson :

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

1. Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines (i.e. permeation products, weighing and pharmaceutical products, etc.), please make your disclosure product line specific.
Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors, direct sales force and independent sales representatives. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

2. Your revenue recognition policy states that you generally recognize revenue upon shipment or completion of services when "persuasive evidence of an arrangement exits..." If revenue has been recognized prior to criteria being met or completion of services, please tell us the circumstances for such revenue recognition and the basis for the accounting treatment. Otherwise, revise future filings to clarify.

Note 13 - Acquisitions, page 13

3. We note that you are obligated to make three future "earn-out" payments based on the net profits of Lippke in 2004, 2005 and 2006.
Tell us your accounting for these payments and the consideration given to EITF 95-8. Revise future filings to expand your disclosures to more fully comply with the disclosure requirements of paragraph
13
(a) and (b) of FIN 45.

4. As a related matter we note from your disclosure on page 18, that you made a final dividend payment of $449,087 to Lippke`s former parent company. Please tell us how you accounted for this payment, citing any authoritative literature upon which you relied.

`````        As appropriate, please respond to these comments
within
10 business days or tell us when you will provide us with a response.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief
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Mr. Dane D. Anderson
Mocon, Inc.
June 16, 2005
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